Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-275992 on Form S-8 of our report dated July 17, 2024 relating to the financial statements of Next Bridge Hydrocarbons, Inc. in this Annual Report on Form 10-K for the year ended December 31, 2023.

The Woodlands, Texas

[●], 2025